UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment no. __)*

SCOPUS BIOPHARMA INC.

(Name of Company)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

809171101

(CUSIP Number of Class of Securities)

Anna T. Pinedo

Mayer Brown LLP

1221 Avenue of the Americas

New York, NY 10020

(212) 506-2275

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2021

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 809171101
1	NAME OF REPORTING PERSON
Dr. Morris C. Laster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States/Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,926,000 shares of Common Stock
	8	SHARED VOTING POWER
0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
4,926,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
4,926,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.9% (See Item 5)
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 809171101	Schedule 13D	Page 2 of 4

Item 1. Security and Issuer

This Schedule 13D (“Statement”) relates to the common stock ($.001 par value) of Scopus BioPharma Inc.

Item 2. Identity and Background

(a), (b), (c), (f) This Schedule 13D is being filed by Dr. Morris C. Laster, a United States/Israeli dual citizen. Dr. Laster resides at 11 Reuven Shari St, Jerusalem, Israel 9724611.

Dr. Laster was a co-founder, director and Chief Executive Officer of privately held predecessor companies that through acquisition, name changes, and financings became Scopus Biopharma Inc. (the “Issuer”). Dr. Laster also served as Chief Executive Officer and as a director of the Issuer. It is through these relationships that Dr. Laster came to be the beneficial owner of 4,926,000 shares of the Issuer’s common stock, which represent approximately 32.9% of outstanding shares of common stock, as reported in Amendment No. 3 to the Issuer’s Offering Circular on Form 1-A dated September 2, 2020. Dr. Laster has not acquired nor sold, transferred, or otherwise disposed of any shares of the Issuer’s common stock since before September 2, 2020. At September 2, 2020, Dr. Laster served as a Scientific Advisory Board member and a Senior Medical Advisor and director of Scopus Israel, a subsidiary of the Issuer.

Dr. Laster had an obligation to file a Schedule 13G reporting his ownership of 4,926,000 shares of the Issuer’s common stock pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934 within 45 days after the end of calendar year 2020, but did not file in a timely manner.

Dr. Laster learned on February 16, 2021 that the Issuer’s transfer agent’s records indicate a significantly smaller holding of shares by Dr. Laster. Having endeavored, without success, and after multiple unanswered requests to the Issuer, to address this issue, Dr. Laster initiated litigation against the Issuer in the Delaware Court of Chancery for unlawful conversion.

Dr. Laster is making this filing on Schedule 13D now (rather than on Schedule 13G) as he determined on March 31, 2021 to resign from his positions with the Scientific Advisory Board, and as Senior Medical Advisor and director of Scopus Israel, and filed the complaint referenced above on April 1, 2021. On April 5, 2021, Dr. Laster resigned as director of Vital Spark, another subsidiary of the Issuer. Dr. Laster has determined to vote against the future election of members of the Issuer’s current Board of Directors.

(d), (e) During the last five years, Dr. Laster has not been convicted in any criminal proceeding, nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

As explained in Item 2, Dr. Laster determined on March 31, 2021 to resign from his positions with the Scientific Advisory Board, and as Senior Medical Advisor and director of Scopus Israel, and filed the complaint referenced above on April 1, 2021. On April 5, 2021, Dr. Laster resigned as director of Vital Spark, another subsidiary of the Issuer. Dr. Laster has determined to vote against the future election of members of the Issuer’s current Board of Directors.

Item 5. Interest in Securities of the Issuer

Dr. Laster beneficially owns 4,926,000 shares of common stock in Scopus BioPharma Inc., which represent approximately 32.9% of outstanding shares of common stock. In determining the percentage ownership of the outstanding common stock, Dr. Laster is relying on the most recently available information in Amendment No. 3 to Form 1-A filed with the Securities and Exchange Commission by the Issuer as indicated above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

CUSIP No. 809171101	Schedule 13D	Page 3 of 4

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 6, 2021

By:	/s/ Dr. Morris C. Laster
Dr. Morris C. Laster

CUSIP No. 809171101	Schedule 13D	Page 4 of 4